UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Knowles Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36102	90-1002689
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1511 Maplewood Drive, Itasca, IL
(Address of Principal Executive Offices)

60143
(Zip Code)

Robert J. Perna, Esq.
Senior Vice President, General Counsel and Secretary
(630) 250-5100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1—Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Knowles Corporation (“Knowles”) is submitting this Form SD, as well as a Conflict Minerals Report which is attached as an Exhibit to this Form SD and is available at the following Internet address: http://investor.knowles.com. The content of any website referred to in this Form, including any exhibit hereto, is included for convenience only and its contents are not incorporated by reference herein nor deemed filed with the U.S. Securities and Exchange Commission..
Information concerning tin, tantalum, tungsten and/or gold from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.
Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not Applicable.

Section 3—Exhibits
Item 3.01 Exhibits

Exhibit 1.01	–	Conflict Minerals Report for the calendar year ended December 31, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KNOWLES CORPORATION
(Registrant)

By:	/s/ Robert J. Perna	May 25, 2021
Name:	Robert J. Perna
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2021.